SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM U-6B-2
                   Certificate of Notification
                               of
                       E.S. Boulos Company

          with respect to Issuance of Debt Securities


Certificate is filed by:  E.S. Boulos Company (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     Promissory Note

2.   Issue, renewal or guaranty:             Renewal


3.   Principal amount of each security:      $6,000,000 aggregate
                                             principal amount

4.   Rate of interest per annum of each
     security:                               variable (Prime Rate at
                                             the time of draw)

5.   Date of issue, renewal or guaranty of
     each security:                          Renewed June 30, 2004

6.   If renewal of security, give date of
     original issue:                         December 29, 2003

7.   Date of maturity of each security:      June 30, 2005


8.   Name of the person to whom each
     security was issued, renewed or
     guaranteed:                             BankNorth N.A.

9.   Collateral given with each security,
     if any: Accounts, receivables, inventory, equipment, fixtures and general intangibles.

10.  Consideration received for each
     security:                               Up to $6 million commitment

11.  Application of proceeds of each
     security:                               Working capital

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section
          6(b):

     b.   the provisions contained in the fourth sentence of Section
          6(b):

     c.   the provisions contained in any rule of the Commission
          other than Rule U-48:     X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by
     the first sentence of Section 6(b)).    N/A

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have
     been issued:    N/A

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                              Rule 52


                                 E.S. Boulos Company


                                 By:   /s/ Randy A. Shoop
                                 Name:  Randy A. Shoop
                                 Title: Assistant Treasurer - Finance
                                        of Northeast Utilities Service
                                        Company,
                                         as Agent.


Date:     August 10, 2004